QUESTCOR PHARMACEUTICALS, INC.

1300 NORTH KELLOGG DRIVE, SUITE D

ANAHEIM, CALIFORNIA 92807

September 27, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed July 29, 2011
File No. 001-14758
Extension of response period to Securities and Exchange Commission Staff comments made by letter dated September 14, 2011

Ladies and Gentlemen:

Questcor Pharmaceuticals, Inc. (the “Company”) is in receipt of the SEC Staff comments made by letter dated September 14, 2011 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010, as filed on February 23, 2011, and Form 10-Q for the quarterly period ended June 30, 2011, as filed on July 29, 2011. The Comment Letter requests that the Company provide responses to the SEC Staff comments contained therein “within ten business days [of receipt of the Comment Letter]” or that the Company advise the Staff when it will provide the requested response. The Company hereby notifies the SEC Staff that the Company intends to provide its responses to the SEC Staff comments contained in the Comment Letter on or before October 12, 2011.

If you have any questions regarding the above, please contact me by telephone at (714) 786-4220.

Sincerely,

/s/ Michael H. Mulroy
Michael H. Mulroy
Chief Financial Officer and General Counsel